1, rue Peternelchen

L-2370 Howald

Grand Duchy of Luxembourg

June 15, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arrival

Registration Statement on Form F-1

File Number 333-254885

Ladies and Gentlemen:

Arrival hereby requests that the effectiveness of the above-referenced registration statement on Form F-1 be accelerated so that it will become effective at 11:00 a.m. Eastern Time on June 17, 2021, or as soon thereafter as practicable, unless Arrival notifies you otherwise prior to such time.

Once the registration statement has been declared effective, please contact our counsel, Flora R. Perez of Greenberg Traurig, P.A., at (954) 768-8210 to orally confirm that event or if you have any questions or require additional information regarding this matter.

Very truly yours,

ARRIVAL

By:	/s/ Daniel Chin
Name: Daniel Chin
Title: General Counsel